

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

November 12, 2013

Via E-Mail

Paul Strecker, Esq.
Shearman & Sterling
12th Floor, Gloucester Tower, The Landmark
15 Queen's Road Central
Hong Kong

> **Re:** **Amended Schedule 13E-3**
> **Filed November 6, 2013 by Simcere Pharmaceutical Group et. al.**
> **File No. 005-83690**

Dear Mr. Strecker:

We have reviewed your filing and have the following comments.

Amended Schedule 13E-3

1. We note your response to comment 1 in our October 31, 2013 letter. Please tell us why you believe that Mr. Zhao's position with the Hony parties and their affiliates do not make him a participant in the going private transaction.

Revised Proxy Statement

Opinion of the Special Committee's Financial Advisor, page 47

2. We reissue comment 5 from our October 31, 2013 letter. The disclosure we requested must be included in the document delivered to security holders. Unless you intend to deliver the UBS presentation to your security holders, provide the disclosure in the proxy statement.

Please direct any questions to me at (202) 551-3619.

> Sincerely,
>
> /s/ Daniel F. Duchovny
> Daniel F. Duchovny
> Special Counsel
> Office of Mergers and Acquisitions